UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
INFINERA CORPORATION
(Full Name of Registrant)
N/A
(Former Name if Applicable)

6373 San Ignacio Avenue

(Address of Principal Executive Office (Street and Number))
San Jose, California 95119
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Infinera Corporation (the “Company”) has determined that it will not be able to file its Annual Report on Form 10-K for its fiscal year ended December 30, 2023 (the “Form 10-K”) by February 28, 2024, the original due date for such filing, without unreasonable effort or expense due to the circumstances described below.
Subsequent to the filing of the Company’s Form 10-K and Quarterly Reports on Form 10-Q for the periods ended December 31, 2022, April 1, 2023 and July 1, 2023, respectively, Ernst & Young LLP (“EY”), the Company’s independent registered public accounting firm, informed the Company that the Public Company Accounting Oversight Board had commenced an inspection of EY’s audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2022. Subsequently, EY raised questions regarding the Company’s stand-alone sales price (“SSP”) methodology as it relates to revenue allocation between product revenue, which is recognized upon delivery, and certain components of services revenue, which is amortized over a period of time. In addition, EY raised questions regarding the sufficiency of documentation retained by the Company related to the revenue portion of its quote to cash cycle (revenue cycle) and its inventory cycle. As a result of these queries, the Company reexamined its SSP methodology and engaged in an evaluation of its review procedures related to its revenue cycle and its inventory cycle.
Subsequently, the Company’s management concluded that, as of December 31, 2022, there were material weaknesses in its internal control over financial reporting related to its revenue cycle, inventory cycle, and with respect to these, its internal resources, expertise and policies required to maintain an effective control environment. As a result, the Company’s internal control over financial reporting was not effective, as of December 31, 2022, and continues to be ineffective, and these material weaknesses are unremediated to date. Furthermore, the Company’s Chief Executive Officer and Chief Financial Officer have determined that because of these material weaknesses, the Company’s disclosure controls and procedures were not effective at a reasonable assurance level as of December 31, 2022, April 1, 2023, July 1, 2023 and September 30, 2023.
On February 29, 2024, the Company filed a Form 10-K/A for the period ended December 31, 2022, a Form 10-Q/A for the period ended April 1, 2023, a Form 10-Q/A for the period ended July 1, 2023 and a Form 10-Q for the period ended September 30, 2023.
The Company intends to delay the filing of its Form 10-K until the Company completes its year-end closing procedures in light of the delays caused by the circumstances described above.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nancy Erba	408	572-5200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state         the reasons why a reasonable estimate of the results cannot be made.
Cautionary Note Regarding Forward Looking Statements:
This Form 12b-25 contains certain forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties. Forward-looking statements can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” and "would” or similar words. These statements are based on information available to the Company as of the date hereof and actual results could differ materially from those stated or implied due to risks and uncertainties. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, the Company’s expectations about its ability to timely file its Annual Report on Form 10-K; further delays, or other unexpected developments, in the Company’s fiscal year end closing process; and other risks and uncertainties detailed in the Company’s Securities and Exchange Commission (“SEC”) filings from time to time. More information on potential factors that may impact the Company’s business are set forth in its Quarterly Report on Form 10-Q for the quarter ended on September 30, 2023 as filed with the SEC on February 29, 2024, as well as other reports filed with or furnished to the SEC from time to time. These reports are available on the Company’s website at www.infinera.com and the SEC’s website at www.sec.gov. The Company assumes no obligation to, and does not currently intend to, update any such forward-looking statements.

INFINERA CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 29, 2024	By	/s/ Nancy Erba
Nancy Erba
Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).